

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 1, 2018

Jack W. Hanks
Chief Executive Officer
MMEX Resources Corporation
3616 Far West Blvd., #117-321
Austin, TX 78731

> **Re:** **MMEX Resources Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 22, 2018**
> **File No. 333-218958**

Dear Mr. Hanks:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 14, 2017 letter.

Market Price of and Dividends on Our Common Equity and Related Stockholder Matters, page 23

1. We note your revised disclosure on page 23 regarding the letter from the OTC Markets that the bid price of your Class A common stock no longer meets the standards for continued eligibility of the OTCQB and that you have been granted a cure period of 90 calendar days. We also note that the equity purchase agreement does not terminate in the event that your common stock is removed from quotation from its primary market. In that regard, Section 7.2(f) of the Equity Purchase Agreement provides that, in the event of delisting of your common stock, the investor shall have the right to return to the company any remaining amount of put shares associated with such put, and the purchase price with respect to such put shall be reduced accordingly. It appears that this provision would result in the investor not being irrevocably bound to purchase all the securities under the equity line

agreement. As such, the transaction does not appear to have been completed prior to the filing of the registration statement. Please advise.

Selling Stockholder table, page 56

2. We note your disclosure on page 6 that Crown Bridge converted its $80,000 convertible promissory note into 19,834,823 shares. Please tell us why such shares are not reflected in the number of shares of common stock owned by Crown Bridge prior to the offering and after the offering in your selling shareholder table. In addition, please discuss in your Risk Factors section the effect that Crown Bridge's beneficial ownership of 19,834,823 shares may have on the number of shares Crown Bridge is able to purchase pursuant to the equity line agreement, or tell us why this does not present a material risk. In that regard, we note the beneficial ownership limitation set forth in the agreement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Bruce H. Hallet
       Hallett & Perrin, P.C.